FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.(English Translation) 105th Fiscal Year Spring Report (Third Quarter)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 2, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

[English Translation]

NOMURA

105th Fiscal Year Spring Report (Third Quarter)

To Our Shareholders

Third Quarter Operating Results

During the third quarter (October 1, 2008 – December 31, 2008) of the fiscal year ending March 31, 2009, we reported net revenue of negative 49.7 billion yen, a pre-tax loss of 399.5 billion yen, and a net loss of 342.9 billion yen. This third quarter loss followed the loss recorded the previous quarter.

The heightening of the global financial crisis since last September has wreaked unprecedented havoc on financial markets around the world. In conjunction with the contraction in liquidity and the deterioration of the credit markets, it has become difficult for private entities to raise capital from the financial markets, which has led countries to rescue or consider rescuing financial institutions using public money. This weakening of the financial system and the associated dramatic downturn in the real economy has had a considerable impact on investors’ assets.

This financial market turmoil negatively impacted us in a number of ways. We suffered trading related losses on derivatives, equities, and fixed income, and wrote down the value of investment assets in conjunction with the decline in stock prices. As a result, we posted a significant loss for the period under review.

The dividend for the third quarter will be 8.5 yen per share. However, we plan to forgo paying a dividend in the fourth quarter, thereby fixing our overall dividend amount for the year at 25.5 yen per share. Given the expectation for the difficult business environment to continue, and in order to carry out our strategies aimed at realizing a recovery in earnings, we will place priority on strengthening our financial standing by bolstering retained earnings.

Strategy Going Forward

Many customers are visiting Nomura Securities branch offices looking for advice about a variety of financial markets-related topics. The foundation of our business is to provide each and every customer with high-quality products and services that they are satisfied with, and we are very aware of this responsibility.

We are steadily seeing results from the integration of personnel from the former Lehman Brothers. In the M&A advisory business, we were selected as financial advisor in the acquisition of a Canadian company by China’s largest oil company, and in addition to ranking number one in the Japanese market, last year we ranked number one in Asia (ex-Japan) in terms of total deal value for deals we advised on, surpassing American and European-based investment banks. Going forward, we will offer enhanced services to a wide range of clients in Japan, the rest of Asia, Europe and the U.S., and aim to expand our M&A market share.

Although we expect the difficult business environment to continue in the near term, we will focus on expanding our customer base and increasing our market share in order to grow profits, and will invest our management resources in a concentrated manner. At the same time, we will keep a flexible capital policy in order to achieve growth in earnings over the medium to long term.

We look forward to your continued support.

February 2009

Kenichi Watanabe

Director

President & Chief Executive Officer

Nomura Holdings, Inc.

Third Quarter Financial Highlights

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of negative 49.7 billion yen for the three months ended December 31, 2008. Loss before income taxes was 399.5 billion yen, while net loss for the quarter was 342.9 billion yen. These figures include a total of 243.4 billion yen in one-off losses and expenses. Trading loss excluding such one-off losses was 147.0 billion yen.

Segment Information

Domestic Retail

Net revenue declined 6.5% from the prior quarter to 69.7 billion yen. Income before income taxes declined 57.1% to 2.3 billion yen.

•	Despite the tough operating environment, we were able to maintain a profit in Domestic Retail.

•

A number of offerings including a public offering by Mitsubishi UFJ Financial Group and subordinated bond issuance by Nomura Holdings saw robust demand during the quarter; customer traffic increased considerably at branch offices as retail investors sought advice on the dematerialization of stock certificates in Japan and looked to invest in equities; and we focused on increasing contact points with customers. As a result, asset inflow exceeded asset outflow during the quarter, with a net asset inflow of 1.44 trillion yen during the third quarter. However, due to the fall in the stock market, Domestic Retail client assets declined by approximately 10 trillion yen compared to the end of September to 58.3 trillion yen.

•

There continued to be a significant increase in new retail investor accounts during the quarter, with a total of 218,000 new accounts opened. Also, total accounts with an outstanding balance were up 160,000 from the end of the prior quarter to 4,440,000 accounts.

Global Markets

Net revenue was negative 171.1 billion yen. Loss before income taxes was 295.5 billion yen.

•	Iceland-related losses (43.1 billion yen) and other one-off losses as well as global financial market turmoil impacted the Global Markets segment, resulting in a significant loss.

•

We are beginning to see the results of integrating former Lehman Brothers’ personnel into our operations. There has been an increase in activity in the Japanese government bond and equity flow businesses, the provision of currency solutions for investment banking transactions in Asia, and a large portfolio-related transaction for a European financial institution.

Global Investment Banking

Net revenue of 22.7 billion yen, an increase of 331.8% compared to the prior quarter. Loss before income taxes was 19.9 billion yen.

•

Although revenue rebounded on large underwriting deals such as Mitsubishi UFJ Financial Group’s large public offering, income declined due to an increase in costs such as Lehman-related personnel costs.

•

In a first for the firm, we topped the Asia (ex-Japan) M&A financial advisors league table for the 2008 calendar year, in addition to ranking first in the Japan-related M&A financial advisors league table. The integration of the Lehman franchise is producing steady results and we have had a string of successes in cross-border M&A deals such as Sinopec’s acquisition of Canada’s Tanganyika Oil.

*	Source: Thomson Reuters

Global Merchant Banking

Net revenue was negative 35 billion yen. Income before income taxes was 37.6 billion yen.

•	Unrealized losses were booked during the quarter on certain private equity investee companies.

Asset Management

Net revenue declined 26.3% from the prior quarter to 10.8 billion yen. Pre-tax loss was 2.1 billion yen.

•

The decline was mainly attributable to the drop in asset management fees, as assets under management declined in association with the fall in stock prices and the appreciation of the yen. The drop in stock prices also resulted in losses on pilot funds used for new product development and retirement losses related to software were also booked.

Other Operating Results

Net revenue in Other was 64.7 billion yen. Pre-tax loss was 35.1 billion yen.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

	2nd Quarter	Year-end
Record Date for Dividend Payments	September 30	March 31

Dividend Payment Date*	December 1	June 1

From the fiscal year ending March 31, 2010 (April 1, 2009 –March 31, 2010), the dividend payment will be revised from a quarterly payment to a semi-annual payment.

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

Ordinary General Meeting of the Shareholders	Held in June

Share Registrar	Mitsubishi UFJ Trust and Banking Corporation

Management Agency of Special Accounts	Mitsubishi UFJ Trust and Banking Corporation

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.